UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
Columbus. Ohio  43215                                           July 1, 2002 to
                                                             September 30, 2002

File No.  070-07758                                         PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during the
         quarter.     None.

(4)      The amount of compensation received for each IPP project. None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and
         (c) the total dollar amount of  services  provided, broken down
         by associate company.     None.




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                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 25th day of November, 2002.

                                                CSW Energy, Inc.


                                              /s/   Armando Pena
                                             -------------------
                                                    Armando Pena
                                                      Treasurer

                                                                    Exhibit A

                                CSW Energy, Inc.
                                  Balance Sheet
                               September 30, 2002
                                   (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and cash equivalents                                         $25,522
   Accounts receivable                                                 8,805
   Prepaid expenses                                                      457
                                                                  -----------

               Total current assets                                   34,784


Investments In and Advances to Energy Projects                       164,739

Notes Receivable - Affiliate                                          86,703

Other Assets
  Construction in progress and project development costs               1,643
  Property, Plant, and Equipment, net                                349,495
  Other - net                                                         12,424
                                                                  -----------

               Total other assets                                    363,562
                                                                  -----------

                  Total assets                                      $649,788
                                                                  ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                   $6,073
   Accrued liabilities and other                                      13,667
                                                                  -----------

               Total current liabilities                              19,740

Notes Payable - Affiliate                                            360,384

Deferred Income Taxes                                                 39,946

Other                                                                 21,317
                                                                  -----------

               Total liabilities                                     441,387


Minority Interest                                                       (338)

Shareholder's Equity
   Common stock                                                            1
   Additional paid-in-capital                                        102,704
   Accumulated retained earnings                                     106,034
                                                                  -----------

               Total shareholder's equity                            208,739
                                                                  -----------

               Total liabilities and shareholder's equity           $649,788
                                                                  ===========

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

                                                                                                       Exhibit B


                                                CSW Energy, Inc.
                                              Statements of Income
                            For the Twelve Months Ended September 30, 2002 and 2001
                                                  (Unaudited)
                                                    ($000's)

                                                                                  2002                 2001
OPERATING REVENUE:
              Electric revenues                                                    $59,679              $ 21,683
              Thermal revenues                                                      13,738                     -
              Equity in Income from energy projects                                 17,789                27,737
              Operating and mantenance contract services                            14,166                 9,903
              Construction contract revenue                                          4,578                27,705
              Other                                                                  3,584                   657
                                                                              -------------       ---------------
                          Total operating revenue                                  113,534                87,685


OPERATING EXPENSES:
              Fuel                                                                  57,747                20,166
              Operating, maintnance and supplies                                    12,562                 2,546
              Depreciation and amortization                                         17,498                 2,509
              Salaries, wages and benefits                                          10,856                 5,998
              Construction contract expenses                                         3,267                25,464
              General and administrative                                            11,769                 6,224
              Operating and maintenance contract services                            3,058                 8,888
                                                                              -------------       ---------------
                          Total operating expenses                                 116,757                71,795

INCOME FROM OPERATIONS                                                              (3,223)               15,890

OTHER INCOME (EXPENSE)
              Interest income                                                        5,659                27,576
              Interest expense                                                     (12,748)              (26,046)
              Sale of project ownership interest                                    14,221                81,225
              Other, net                                                            (4,367)                1,282
                                                                              -------------       ---------------
                          Total other (expense)                                      2,765                84,037

INCOME  BEFORE INCOME TAXES                                                           (458)               99,927

PROVISION  FOR INCOME TAXES                                                         (8,231)               35,096
                                                                              -------------       ---------------

               Net income                                                          $ 7,773              $ 64,831
                                                                              =============       ===============

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